

January 25, 2013

Via E-mail
Pat Martin, President
Discount Coupons Corporation
5584 Rio Vista Drive
Clearwater, FL 33760

  Re: Discount Coupons Corporation
    Amendment No. 2 to Registration Statement on Form S-1
    Filed January 7, 2013
    File No. 333-183521

Dear Mr. Martin:

   We have reviewed the above-referenced filing and the related response letter dated January 7, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 20, 2012

Prospectus Summary

Our Company, page 1

1. Revise here and in the business discussion to clearly describe what is meant by the statement that you provide services to businesses "on a cost per acquisition basis."

Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations

Third Quarter of 2012 Compared with the Third Quarter of 2011, page 27

2. You report that the 34% increase in your revenues was due to an increase in coupon sales through your management agreements. Disclose whether the increase in coupon sales is a result of an increase in the number of management agreements or an increase in coupon sales under already existing management agreements. Also, you state in this section and in the comparison between the nine months ended September 31, 2011 and 2012 that coupon sales accounted for approximately 90% of your total revenues. Please disclose in both sections the amount of your revenue attributable to your revenue sharing arrangements with the daily deal websites that you manage.

Liquidity and Capital Resources, page 28

3.   You state that you may require funds of up to $2 million in order to engage in strategic acquisitions of third-party daily deal websites. Disclose whether you have entered into agreements or arrangements to acquire any daily deal websites.

Critical Accounting Policies and Estimates, page 28

4.   We note your response to prior comment 8. In light of your significant stock-based compensation expense, please include your stock compensation policy as a critical accounting policy. This disclosure should include a discussion of your key assumptions.

Revenue, page 29

5.   We note your response to prior comment 7. We further note your disclosure on page 27, that 90% of your total revenues for the nine months ended September 30, 2012 was attributable to your management agreements. Please expand your revenue recognition policy to explain in greater detail how revenue is generated under your management agreements. In your policy, clarify when you recognize revenue on a gross basis and a net basis. In this regard, we note on page 20, that under the Threadbuy, Inc. and Big Deal Digital agreements, you disclose that you have the right to net revenue and under the Cloops, Inc. and Deal a Day, Inc. agreements, you disclose that you receive any and all revenue. Refer to FASB ASC 605-45-50.

Executive Compensation

Summary Compensation Table, page 32

6.   We note your response to prior comment 10. Please include Messrs. Martin and Winkler's biweekly pay under the salary column and Mr. Martin's bonus under the bonus column in the summary compensation table. Refer to Item 402(n)(2) of Regulation S-K. Also, please revise the table to provide compensation data for your most recently completed fiscal year. Refer to Item 402(n) of Regulation S-K.

Certain Relationships and Related Transactions, page 33

7.   We refer to your response to prior comment 11 and note that you no longer include disclosure in this section regarding the 157,500 shares of your common stock issued during the quarter ended June 30, 2012. Please advise why you removed the discussion of the issuance of the shares from this section.

Notes to Financial Statements

Note 8. Capital and treasury stock, page F-13

8.   Your Statement of Changes in Stockholders' Deficit on page F-4 indicates that you had two sales of common stock and issued stock in exchange for services during the nine months ended September 30, 2012. Please provide footnote disclosure to explain each of these issuances.

Exhibit 23.1

9.   We note that the consent of your independent registered public accounting firm is dated January 4, 2012. This date appears to be an error. Please have your accountant revise accordingly.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
         Gregg E. Jaclin, Esq.
         Anslow & Jaclin, LLP